Exhibit 99.2

Source Energy Corp.
3555 Santoro Way, Suite A
San Diego, CA 92130

February 8, 2012

Mr. Stephen Hosmer

Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108

Dear Mr. Hosmer:

In accordance with your request, I have estimated the proved reserves and future revenue, as of December 31, 2011, to the Royale Energy, Inc. (Royale) interest in certain oil and gas properties located in Grand County, Utah, as listed in the following tables. It is my understanding that the proved reserves estimated in  this report  constitute approximately 13  percent of  all proved reserves owned by Royale. In my opinion the estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. Definitions employed within are taken from Netherland, Swell & Associates and are attached.

As presented in the accompanying summary projections I estimate the net reserves and future net revenue to the Royale interest in these properties, as of December 31, 2011, to be:

	Net Reserves	Future Net Revenue
Category	Gas (MCF)	Total	Present Worth @10%

Proved Developed Non-Producing	589,050	$1,765,640	$1,421,380

Total Proved	589,050	$1,765,640	$1,421,380

Gas volumes shown above are expressed m thousands of cubic feet (MCF) at standard temperature and pressure basis.

The estimates shown in this report are for proved developed non-producing reserves. I did not include any proved undeveloped, probable or possible reserves that may exist for this property. Currently the properties evaluated in this report are shut-in. Therefore there are no proved developed producing reserves. This report does not include any value that could be attributed to interests in undeveloped acreage. Reserves categorization conveys the relative degree of certainty; reserves sub categorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. As shown in the attached tables, for each reserves category this  report includes a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by well.

Future gross revenue to the Royale interest is prior to deducting state production  taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown  to indicate the effect of time on the value of money  and should  not be construed as being the fair market value of the properties.

I  have  performed  a  field  inspection  and  generally  concluded  the  mechanical  operation  and condition of the wells should not be inconsistent with the attached forecast. I did not observe any environmental liability related to the properties and my estimates do not include any costs due to any such liability. Also my estimates do not include any salvage value for the leases and well equipment or the cost of abandoning the properties.

Gas  prices  used  in  this  report  were  provided  by  Royale  and  are  based  on  the  12-month unweighted  arithmetic  average  of the  first-day-of-the-month actual  sales  price  for  the period January through December 2011, or $3.90 per MMBTU. Prices are held constant throughout the lives of the properties.

Lease and well operating  costs used  in this report  are based on operating  expense  records of Royale. As requested,  lease and well operating  costs for the operated properties  are limited to direct lease- and field-level costs and Royale's  estimate of the portion of its headquarters general and  administrative  overhead  expenses  necessary  to  operate  the  properties.  Lease  and  well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers. The future capital costs are held constant to the date of expenditure.

I have made no investigation or inclusion of potential gas volume and value imbalances resulting from over-delivery or under-delivery to the Royale interest.

The  reserves  shown  in  this  report  are  estimates  only  and  should  not  be  construed  as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience  data, can be estimated with reasonable certainty to be economically  producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and cost incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of actual reservoir performance,  future field operations,  market conditions, or changes in regulations.

For the purposes of this report, I used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. I used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that I considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definition and guidelines. A substantial portion of these reserves are for behind-pipe zones. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. In evaluating the information at my disposal concerning this report, I have excluded from consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, my conclusions necessarily represent only informed professional judgment.

I have not examined the titles to the properties, or confirmed the actual degree or type of interest owned. The data used in my estimates were obtained from Royale Energy, Inc. and public data sources and were accepted as accurate. I am an independent petroleum engineer and do not own an interest in these properties and I am not employed by Royale on a contingent basis.

Sincerely,

Source Energy Corp.

James Frimodig

President